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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December, 2005

Commission File Number

000-50339

Capital Reserve Canada Ltd.

(Translation of registrant’s name into English)

                                                                 1530-9th Avenue S.E., Calgary, Alberta Canada T2G 0T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes

  No X

If  “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Capital Reserve Canada Ltd.

(Registrant)

Date:

December 8, 2005

By:

/s/ James Baker

Name:   James Baker – Chief Executive Officer

Material Change in Securities:

Capital Reserve Canada Ltd. (the “Company”) reports that it has issued a total of 15,451,000 shares of its Class A common stock in connection with the partial conversion of  debt in the amount of $772,550.00USD pursuant to a convertible debenture between the Company and certain debenture holders.

 The conversion of the convertible debenture resulted in the issuance of the aforementioned 15,451,000 shares to 9 shareholders, one of which was a director of the Company and an officer and director of the Company’s 78.2% owned subsidiary. The debenture was converted at the rate of one (1) share for every $0.05USD of debt.

The issuance of the 15,451,000 Class A common shares did not result in a change in control of the Company. The largest shareholder of the Company remains Mr. Ken Pearson who is a director of the Company and an officer and director of the Company’s 78.2% owned subsidiary. Mr. Pearson owns a total of 8,585,814 Class A common shares, 7,585,814 which were issued pursuant to an acquisition agreement with KCP Innovative Services Inc. and the Company and 1,000,000 Class A common shares which were acquired pursuant to the conversion of the debenture interest held by Mr. Pearson.  Mr. Pearson’s stock holdings represent 25% of the total issued and outstanding shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA LIMITED

By: /s/ James Baker

Name:

James Baker

Title:   President & CEO

Date: December 8, 2005.